May 18, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:	Ciglarette, Inc.
Registration Statement on Form S-1
Filed on: April 28, 2010
File No. : 333-166343

Dear Ms. Murphy:

We represent Ciglarette, Inc. (“Ciglarette” or, the “Company,” “we,” “us,” or “our”).  By letter dated May 11, 2010 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1 originally filed on April 28, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Registration Statement Cover Page

1.             Please revise to include the check boxes relating to the company’s filer status. Refer to Form S-1.

Response:                      This page has been revised to include the check boxes relating to the Company’s filer status.

Prospectus Summary, page 1

2.	Please disclose the basis for your belief that the industry for alternative smoking products is rapidly expanding and largely recession-proof.

Response:                     This disclosure has been deleted from this section.

Prospectus Cover Page, page 3

3.	Revise your prospectus so that your prospectus cover page is on the outside front cover and contains only the information required by Item 501 of Regulation S-K.

Response:	The prospectus cover has been revised accordingly.

4.
Please prominently indicate on the cover page of the prospectus that the company is a shell company. Accordingly, the securities sold in this offering can only be resold through registration under the Securities Act of 1933; Section 4(l), if available, for non-affiliates; or by meeting the conditions of Rule 144(i). Also, revise throughout your prospectus to account for the implications of being designated a shell company (e.g. risk factor disclosure, resale implications, etc.).

Response:	Both the prospectus cover and risk factor disclosure have been revised accordingly.

5.
We note that you have not included the “Subject to Completion” legend on your cover page. See Item 501(b)(10) of Regulation S-K. Please note that this legend is required to be included on your prospectus cover page if you use the prospectus before the effective date of the registration statement. Please confirm your understanding of this requirement.

Response:	This legend has been moved to the prospectus cover page.

Risk Factors, page 4

6.	Please revise to create a new risk factor that highlights the risks posed by the lack of experience of your sole officer and employee in operating and managing a company in a similar industry.

Response:	The Company has added a risk factor with respect to Mr. Rahman’s lack of experience in operating and managing a company in a similar industry.

Description of Business, page 9

7.	Please revise to clarify, if true, that your business model does not include the research and development and manufacture of personal vaporizers.

Response:	This section has been revised to disclose that the Company’s business model does not include the research and development and manufacture of personal vaporizers.

Capital Resources and Liquidity, page 24

8.
Please expand your disclosure to address your funding requirements and capital resources in greater detail. As indicated on pages F-12 and F-13, you received proceeds of $44,050 from the sale of your stock subsequent to the date of the financial statements. In addition, you stated on page 1 that Mr. Rahman will invest $50,000 in the next six months to launch Ciglarette. Please advise or revise.

Response:	We have deleted the comment regarding an investment by Ms. Rahman on page 1 and we have revised our disclosure to discuss the proceeds received from the sale of stock.

Balance Sheet, page F-3

9.
Please revise your balance sheet to present the stock subscription receivable as a contra account in your stockholders; equity. Also, revise your balance sheet to label the column as restated, include a note describing the restatement in your footnotes and have your auditors reference the restatement in their audit report.

Response:
The Company has followed the guidance of SAB 107, Topic 4-E, “Receivables From Sale of Stock” which states “The staff will not suggest that a receivable from an officer or director be deducted from stockholders' equity if the receivable was paid in cash prior to the publication of the financial statements and the payment date is stated in a note to the financial statements.”

The receivable was paid to the Company prior to the publication of the financial statements and the payment date was stated in note 4 to the financial statements.

Note 7 – Subsequent Events, page F-13

10.
Supplementally confirm to us, if true, that you received $14,500 cash proceeds from your stock sales in March and   April, 2010 and that such proceeds are not related to the stock sales in January and February 2010 as disclosed in Note 4 on page F-12. Please revise to clarify your disclosures.

Response:	Please see the attached supplemental schedules which show all proceeds from stock sales, both prior to February 28, 2010 and subsequent to February 28, 2010. Disclosure has been revised to clarify.

Directors, Executive Officers, Promoters and Control Persons, page 25

11.	We note that Lisan Rahman is identified as the CEO here. However, the individual signing the registration statement is identified as “Lasan” Rahman. Please clarify or revise as appropriate.

Response:	The proper spelling is “Lisan.” The signatory has been corrected accordingly.

12.
We note from our conversation with M. Rahman on May 4, 2010 that he is also a full-time car salesman at Lindsay Volkswagen of Dulles in Dulles, Virginia. Please revise his biography information to include a reference to this experience. Also, revise your risk factors section to prominently disclose the fact that your sole officer and director is engaged in outside activities that may detract from his ability to devote 100% of his attention to the business of Ciglarette. We refer to http://www.lindsayvolkswagen.com/newsalesperson.htm.

Response:	Mr. Rahman’s biography information has been updated accordingly and a risk factor has been added regarding such disclosure.

13.	Revise the second paragraph of this section to explain what you mean by “Supervision of several companies.” Also, identify the companies.

Response:	This remark has been deleted from this section.

14.
Please revise the third paragraph of this section to specifically disclose the basis for your statement that Mr. Rahman brings “sales, managing and supervising experience which will be valuable in launching and promoting the company’s product to a select group of individuals, companies and foreign countries.”

Response:	The sentence has been deleted from this section.

Transactions with Related Persons…, page 27

15.	We note that the date in the first sentence of this section is December 23, 2010. Please revise as this is a date in the future.

Response:	This date has been updated.

Undertakings, page 32

16.	Revise to include the undertaking required by Item 512(h) of Regulation S-K.

Response:	The undertaking has been revised to include Item 512(h) of Regulation S-K

Exhibits 23.1

17.	We note that your independent auditor refers to its report dated “June 10, 2010.” Please request that this date be corrected to the actual report date, April 21, 2010.

Response:	The report has been revised accordingly.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Christine M. Melilli
       Christine M. Melilli

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